SEC file number 0-21782

02051445

PE 8-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant's Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

WM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER CHALLENGE FORESTS LIMITED

Date 7 August 2002

P M GILLARD
SECRETARY

FLETCHER CHALLENGE
FORESTS

NEWS RELEASE

STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).

CNIFP FINANCIAL DATA

Auckland, 7 August 2002 – Fletcher Challenge Forests today provided the following updated financial data in relation to the proposed acquisition of the assets of the Central North Island Forest Partnership (CNIFP).

Interest costs hedged

The Company has entered into an agreement which, contingent upon the CNIFP purchase proceeding, enables the Company to fix a base interest rate on US$200 million, for the two year period commencing 16 September 2002, of 2.69% prior to bank margins under the Company's proposed new debt facility.

Based upon this hedging transaction, recent Japanese Yen denominated transactions and the general downwards movement in global interest rates, the Company now expects interest costs to be approximately NZ$5 million per annum lower than previously projected in the Explanatory Memorandum to shareholders dated 17 July 2002 ("the Explanatory Memorandum").

Impact of lower New Zealand dollar

The Company notes that the financial projections in the Explanatory Memorandum assumed a US$/NZ$ exchange rate of 0.49. The sensitivity of the Company's operating earnings to movements in foreign exchange is shown on page 99 of the Explanatory Memorandum.

At the current US$/NZ$ rate of 0.451, operating earnings and free cashflow would increase by approximately $12 million per annum.

To:	BUSINESS EDITOR	From:	Paul Gillard Company Secretary FLETCHER CHALLENGE FORESTS
Fax:	AUTO	Telephone: Mobile: Fax:	64-9-571 9846 0274 320 310 64-9-571 9872

Foreign exchange acquisition risk hedged

The CNIFP purchase price of approximately $650 million is denominated in US dollars. Shortly after entering into the CNIFP purchase contract with the Receiver the Company took out cancellable forward exchange contracts which in substance provide the Company with an option to buy US$250 million at an exchange rate of 0.465. As a result, the Company is not exposed to weakness in the New Zealand dollar below this level, in relation to this component (US$250 million) of the purchase price. The balance of the purchase price is primarily to be funded in NZ dollars.

Return on invested capital exceeds 10% after taxation

The Company notes that it has valued the CNIFP assets adopting a real after-tax discount rate of 8.1% (nominal rate of 10.2%). As noted on page 18 of the Explanatory Memorandum the resultant value exceeds the proposed purchase price. This implies a nominal return on the funds to be invested in the CNIFP in excess of 10% after taxation.

Returns on an annual basis increase over time, as the annual harvest from the CNIFP lifts from its current level of approximately 3.2 million m^3 to its long term level of 3.9 million m^3. Accordingly, returns in the 2003/4 periods are not indicative of the longer term returns from the asset.

Harvest Sustainability

As a pre-completion requirement to the bank financing of the transaction, the Company engaged an independent forestry consultant to review, on the funding banks' behalf, the proposed harvest levels of the combined estate. The independent consultant has completed the review and concluded that the combined estate is being harvested on a sustainable basis, and indeed there is potential to increase the harvest level if desired.

Ends